Exhibit 99.1

October 26, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read the statements made by SOS Limited. (formerly known as China Rapid Finance Limited) under Form 6-K dated October 26, 2020. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of SOS Limited contained therein.

Very truly yours,

/s/ Shangdong Haoxin Certified Public Certified Public Accountants Co. Ltd.

Shangdong Haoxin Certified Public Certified Public Accountants Co. Ltd.